OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
Hours per response...12.00

03015042

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68441

FEB 28 2003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   January 1, 2002   AND ENDING   December 31, 2002
                                        MM/DD/YY   MM/DD/YR

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Garden City Capital, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Hilton Avenue
                             (No. and Street)

Garden City   NY   11530
           (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy Sofferman   516-487-4070
                                                      (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Lipner, Sofferman & Co., LLP
                          (Name – *if individual, state, last, first, middle name*)

185 Great Neck Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstatances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   *Potential persons who are to respond to the collection of information*
                          contained in this form are not required to respond unless this form displays
                          a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Constantine Baris__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Garden City Capital, Inc.__ , as of December 31, __2002__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NONE

_____
Signature

_____
Title

_____
Notary Public

ROBERT SAIDOV
NOTARY PUBLIC STATE OF NEW YORK
No 01SA6061345
QUALIFIED IN *NASSAU* COUNTY
COMMISSION EXPIRES JULY 16, 20 *0 3*

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Sole Proprietor's Capital.
  (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
  (h) Computation of Determination for Reserve Requirements Pursuant to Rule 15c3-3.
  (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with focus report.
X (l) An Oath or Affirmation.
  (m) A copy of the SIPC Supplemental Report.
  (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5.



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021

(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Garden City Capital, Inc.
55 Hilton Avenue
Garden City, NY 11530

We have audited the accompanying statement of financial condition of Garden City Capital, Inc. as of December 31, 2002, and the related statements of income, stockholders' equity, cash flows, and the statement of 15c 3-1 net capital computation for the year then ended that you are filing pursuant to 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the individual, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Garden City Capital, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lipner, Sofferman + Co., LLP

Great Neck, NY
February 21, 2003

-3-

GARDEN CITY CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Current assets:	
Cash and cash equivalents	$ 60,983
Commissions receivable	284,145
Clearance account	18,204
Prepaid expenses	3,500
Total current assets	366,832
Property and equipment - net	43,778
Other assets:	
Clearing deposit	100,000
Security deposit	9,000
	109,000
Total assets	$519,610

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accrued expenses and commissions payable	105,373
Stockholder loans payable	150,000
	255,373
Stockholders' equity:	
Common stock, no par value, 30 shares issued and outstanding	1,000
Additional paid-in capital	29,500
Retained earnings	233,737
Total stockholders' equity	264,237
	$519,610

See accompanying notes to financial statements.

-4-



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

GARDEN CITY CAPITAL, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2002

Income:	
Commissions	$302,349
Other income	260,013
	562,362
Expenses:	
Payroll and related expenses	13,620
Commission expenses	82,063
Consulting fees	13,234
Regulatory expenses and fees	2,434
Promotion and entertainment	52,913
Travel and auto expenses	17,968
Telephone	29,420
Professional fees	18,500
Office expenses	9,363
Rent	42,000
Equipment rental	11,216
Insurance	4,043
Depreciation	10,203
	306,977
Net income	$255,385

See accompanying notes to financial statements.


LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

GARDEN CITY CAPITAL, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2002

	Capital Stock	Additional Paid-in Capital	Retained Earnings
Balance, January 1, 2002	$ -	$ -	($ 21,648)
Contribution to capital	1,000	29,500	
Net income	-	-	255,385
Balance, December 31, 2002	$ 1,000	$ 29,500	$233,737

See accompanying notes to financial statements.

LS LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

GARDEN CITY CAPITAL, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:

Net income		$255,385
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	$ 10,203	
Changes in assets and liabilities:		
Commissions receivable	(284,145)	
Clearance account	(18,204)	
Prepaid expenses	(3,500)	
Salaries payable	95,170	
Loan receivable	10,203	
Accrued expenses and taxes payable	1,000	
Total adjustments		(189,273)
Net cash provided by operating activities		66,112
Cash flows from investing activities:		
Purchase of equipment	(53,982)	
Increase in security deposit	(9,000)	
Increase in clearing deposit account	(100,000)	
Net cash (used) by investing activities		(162,982)
Cash flows from financing activities:		
Issuance of common stock	1,000	
Increase in stockholder loans payable	150,000	
		151,000
Net increase in cash and cash equivalents		54,130
Cash and cash equivalents, beginning		6,853
Cash and cash equivalents, ending		$ 60,983
Supplemental disclosures:		
Income taxes paid during year		$ --
Interest paid during year		$ --
Non-cash activity:		
Transfer of loan payable - stockholder to additional paid-in capital		$ 29,500

See accompanying notes to financial statements.

-7-



GARDEN CITY CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1.   Statement of Significant Accounting Policies:

Organization:

The company is a registered broker under the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD). The company was incorporated under the laws of the State of New York on September 8, 2001, and was authorized to do business in New York. On November 19, 2002, the NASD approved the company's application to expand its business to include broker retailing corporate equity securities, selling group participant with right of return in firm commitments or best efforts underwriting, and provide private placements of securities. None of these types of transactions occurred in the year 2002.

Concentration of Risk

The company is engaged in various trading and brokerage activities in which counterparties primarily consist of other broker dealers. In the event these counterparties do not fulfill their obligations, the company may be exposed to certain risks. The risk of default depends upon the creditworthiness of the counterparties or issuers of the instrument.

Security Transactions

The company records its transactions on the trade date; this includes profits and losses arising from security transactions entered into for the account of the company.

Cash and Cash Equivalents

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

Property and Equipment:

Property and equipment are stated at cost, less accumulated depreciation. Repairs and maintenance charges, which do not increase the useful lives of assets, are charged to income as incurred. Depreciation expense for the year ended December 31, 2002 was $10,203.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

-8-



1. Statement of Significant Accounting Policies:

    Income Taxes

    The corporation has elected to be taxed as an "S" corporation under the Internal Revenue Code for federal and state income tax purposes. Such election allows income to be taxed directly to the stockholders. Accordingly, no provision has been made for federal and state income taxes, other than the minimum required by New York State.

    Leases

    The company entered into a lease agreement with Ray Polley Management, Inc. for the rental of property located at 55 Hilton Avenue, Garden City, NY. This agreement dated September 1, 2001 requires monthly rental payments in the amount of $3,500. The term of the lease is for five years and expires on July 31, 2006. The minimum lease payments for the lease term are:

Year Ended December 31,	
2002	$ 42,000
2003	42,000
2004	42,000
2005	42,000
2006	24,500
	$192,500

2. Net Capital Requirements

    Garden City Capital, Inc. is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the New York Stock Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, Garden City Capital, Inc. had net capital of $207,959 after adjustments for non-allowable assets, which was $190,934 in excess of its required net capital. Garden City Capital, Inc.'s net capital ratio was 122.8 to 1.

3. Financial Instruments with Off-Balance Sheet Credit Risk

    As a securities broker, the company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The company introduces these transactions for clearance to other broker/dealers on a fully disclosed basis.



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

3.   Financial Instruments with Off-Balance Sheet Credit Risk (continued):

The company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the company and its clearing brokers provides that the company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The company monitors its customers' activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

4.   Clearing Deposit:

The company is required to maintain a security deposit with such clearing organizations. At December 31, 2002, the company was required to keep a minimum of $100,000 on deposit.

5.   Commitments and Contingencies:

The company had no significant contingent liabilities requiring disclosure in the financial statements.

6.   Stockholder Loans:

The borrowings under loan agreements at December 31, 2002 were as follows:

Loan from shareholder of $100,000 at 4%, due December 31, 2003 $100,000
Loan from shareholder of $5,000 at 8%, due December 31, 2003   50,000
                                                                    $150,000

The interest on these loans began to accrue on January 1, 2003.

LS LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of _____ 12/31/02
Garden City Capital, Inc.	

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition.. $ 264,237 | **3480**
2. Deduct ownership equity not allowable for Net Capital.. ( ) | **3490**
3. Total ownership equity qualified for Net Capital.. 264,237 | **3500**
4. Add:
   A. Liabilities subordinated to claims ao general creditors allowable in computation of net capital.................... | **3520**
   B. Other (deductions) or allowable credits (List).. | **3525**
5. Total capital and allowable subordinated liabilities.. $ 264,237 | **3530**
6. Deductions and/or charges:
   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 56,278 | **3540**
   B. Secured demand note delinquency.. | **3590**
   C. Commodity futures contracts and spot commodities-
      proprietary capital charges.. | **3600**
   D. Other deductions and/or charges.. | **3610** (56,278) | **3620**
7. Other additions and/or allowable credits (List).. | **3630**
8. Net capital before haircuts on securities positions.. $ 207,959 | **3640**
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments.. $ | **3660**
   B. Subordinated securities borrowings.. | **3670**
   C. Trading and investment securities:
      1. Exempted securities.. | **3735**
      2. Debt securities.. | **3733**
      3. Options.. | **3730**
      4. Other securities.. | **3734**
   D. Undue Concentration.. | **3650**
   E. Other (List).. | **3736** ( ) | **3740**
10. Net Capital.. $ 207,959 | **3750**

OMIT PENNIES

A. Non allowable assets:

Prepaid expenses	$ 3,500
Security deposit	9,000
Property and equipment	43,778
	$ 56,278

B. Reconciliation with Garden City Capital, Inc.'s computation - included on Part IIA of
Form X-17A-5 as of December 31, 2002 filed January 2003:

Net capital as reported in Garden City Capital, Inc.'s Part IIA unaudited focus report	$ 215,150
Net income adjustments	7,191
Net capital per above	$ 207,959

-11-

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Garden City Capital, Inc.	as of _____ 12/31/02

COMPUTATION OF NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required ($62/3$% of line 19)..	$ 17,025	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A).......................................	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)...	$ 17,025	3760
14. Excess net capital (line 10 less 13)...	$ 190,934	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19).....................................	$ 182,422	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition................................		$ 255,373	3790
17. Add:			
A. Drafts for immediate credit..	$ _____ 3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited..................................	$ _____ 3810		
C. Other unrecorded amounts (List).................................	$ _____ 3820	$ 3830	
19. Total aggregate indebtedness..................................		$ * 255,373	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		% 122.8	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits..	$	3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)...........................	$	3880
24. Net capital requirement (greater of line 22 or 23)..	$	3760
25. Excess capital (line 10 less 24)...	$	3910
26. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000.................................	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. $62/3$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

* Reconciliation with Garden City Capital, Inc.'s computation included in Part II A of
  Form X-17A-5 line 3840 as of December 31, 2002 filed in January 2003:

Aggregate indebtedness as reported in Garden City Capital, Inc.'s Part IIA unaudited focus report	$	248,182
Net income adjustments		7,191
Aggregate indebtedness per above	$	255,373



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021

(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS'

REPORT ON INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17a-5

Garden City Capital, Inc.
55 Hilton Avenue
Garden City, NY 11530

In planning and performing our audit of the financial statements of Garden City Capital, Inc. for the period ended December 31, 2002, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Garden City Capital, Inc. that we considered relevant to the objectives stated in rule 17A-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-12(2) in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Garden City Capital, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by Garden City Capital, Inc. are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide the company with reasonable, but not absolute, assurance that assets for which it has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with its authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. The above should be considered with the fact that the company is owned by a parent company and does not maintain a separate office staff.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Garden City Capital, Inc.'s practices and procedures were adequate at December 31, 2002, and further, no facts came to our attention indicating that the company was not in compliance with such conditions during the period from January 1, 2002 to December 31, 2002.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(11) and the reserve rquired by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

This report is intended solely for the use of Garden City Capital, Inc., the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17A-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lipner, Sofferman + Co., LLP

LIPNER, SOFFERMAN & CO., LLP

Great Neck, NY
February 21, 2003



LS LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021

(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS'
REPORT OF DIFFERENCES BETWEEN
AUDITED REPORT AND FOCUS REPORT
December 31, 2002

Garden City Capital, Inc.
55 Hilton Avenue
Garden City, NY 11530

In performing our audit of Garden City Capital, Inc. for the period ended December 31, 2002, we made adjustments that affected the December 31, 2002 focus report Form X-17A-5. The adjustments were as follows:

A) Increase in accrued expenses   ($ 7,191)

The net capital after haircuts as reported on our December 31, 2002 audited report was $207,959; the net capital after haircuts as reported on the December 31, 2002 focus report Form X-17A-5 as amended was $215,150. This report was not prepared by us. The difference between these figures is $7,191, as indicated above.

Lipner, Sofferman + Co., LLP

LIPNER, SOFFERMAN & CO., LLP

-15-